Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island  02895

February 2, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20459

Attn:                 Pamela A. Long

Assistant Director

Re:                             Summer Infant, Inc.

Registration Statement on Form S-3

Filed  January 7, 2010

File No. 333-164241

Dear Ms. Long:

This letter is submitted on behalf of Summer Infant, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed on January 7, 2010, as set forth in your letter dated January 25, 2010 to Joseph Driscoll (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced comments from the Comment Letter and we have placed in boldface the headings of our responses thereto.

Comment No. 1

We note that you received a notice from a director on July 23, 2009 indicating that he was resigning from the board of directors effective July 31, 2009.  However, you did not file the Item 5.02 Form 8-K until August 5, 2009.  As such, it appears this Form 8-K was not filed timely.  Refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.  Please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time.  Refer to General Instruction I.A.3(b) of Form S-3.

Response to Comment No. 1

The Company submitted a request to the Office of Chief Counsel of the Division of Corporation Finance of the Commission that the Staff not object to the Company’s use of

Form S-3 despite the untimely filing referenced in Comment No. 1.  On September 18, 2009 the Office of Chief Counsel granted the Company’s request.

Comment No. 2

Remove the word “will” from the list of terminology identifying forward looking statements.  Note that the word “will” does not constitute forward looking terminology because it provides assurance of future performance.

Response to Comment No. 2

The Company will amend the Registration Statement to delete the word “will” from the Special Note Regarding Forward-Looking Information contained in the prospectus.

Comment No. 3

Provide the undertaking required by Item 512(c) of Regulations S-K.

Response to Comment No. 3

The Company will amend the Registration Statement to include the undertaking set forth below immediately before the last paragraph in “Item 17. Undertakings” of the Registration Statement:

“Additionally, the undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.”

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (401) 671-6922.

Sincerely,

Summer Infant, Inc.

/s/ Joseph Driscoll

Joseph Driscoll
Chief Financial Officer